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SandRidge gives CEO wide scope to cut his own land deals
Reuters
By: Michael Erman and Brian Grow and Anna Driver

February 6, 2013

SandRidge Energy Corp is giving its chief executive wide latitude to profit from personal oil-and-gas deals in ways that pose potential conflicts of interest with the company, according to a review of employment contracts and recent transactions.

Source: http: http://www.reuters.com/article/2013/02/06/us-sandridge-contract-idUSBRE9150EM20130206

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